Filed by: National Penn Bancshares, Inc.
                                                 Pursuant to Rule 425 under the
                                                         Securities Act of 1933
                                            Exchange Act File No.:  333-30640
                                           Subject Company: Peoples First, Inc.



          The following are the text and slides of a webcast presentation on earnings of National Penn Bancshares, Inc. in 2003, made by officers of National Penn Bancshares, Inc. on January 21, 2004.



Script for Fourth Quarter 2003 Webcast

Karen:
-----
I would like to welcome you to National Penn Bancshares, Inc.'s fourth Quarter 2003 webcast. We are glad that you are able to join us. Questions will be accepted during the webcast via email. Please use the email button located on the webcast screen to ask your question. Due to time constraints, we may not be able to respond to all of your emails. Now I would like to turn today's webcast over to Wayne R. Weidner, Chairman and Chief Executive Officer of National Penn Bancshares.

Wayne:
-----
Thank you. Joining me today is Glenn Moyer, President and Gary Rhoads, Treasurer and Chief Financial Officer.

I will start the call today by reviewing highlights from our Fourth Quarter Earnings Release, which is available on the Investor Relations section of our website. Gary Rhoads will then provide an overview of our financials. Glenn Moyer will review our loan growth and credit quality. And I will then wrap up with some concluding comments.

Before we begin today's discussion, I must mention that this presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.

As part of our webcast presentation, you will notice that there are a few slides with financial highlights available to you. As always, please review these at your own pace.

Moving on to highlights, we have concluded another successful year. Our fourth quarter results include record high quarterly earnings of $11,197,000, a 21.4% increase over 2002's fourth quarter. This also represents our eleventh consecutive quarter of record earnings. On a per share basis, the 46 cents per diluted share represents a 9.5% increase over 2002.

Net income for the entire year increased 19.7% to a record $43,354,000 when compared to 2002. Full-year 2003 diluted earnings per share was $1.78 versus $1.64 for 2002, an 8.5% increase. On an annualized basis, these earnings represent a return on average equity of 16.21% and a return on average assets of 1.34%.

The growth in net income was our 26th consecutive year of increased earnings. 2003 also represents our 26th consecutive year of increased cash dividends, which grew to $0.89 per share for the year, or a 9.9% increase over the cash dividends paid in 2002. We also paid a 5% stock dividend in 2003. This was the 26th consecutive year of stock dividends or splits on NPBC shares. This track record of consistent earnings and dividend growth earned us the distinction of again being recognized as one of "America's Smartest Companies" by the Staton Institute. This honor is shared by only 44 out of the more than 19,000 publicly traded companies in America.

I'll now turn the presentation over to Gary Rhoads for a more complete discussion of our financial results.

Gary:
----
Thank you, Wayne, and good afternoon. Let me begin by noting that any reference to per share results are to figures that have been restated for the 5% stock dividend issued September 30, 2003. As Wayne mentioned, we have again attained record quarterly earnings. The $11,197,000 net income is an increase of $1,977,000, or 21.4%, over the $9,220,000 reported for the 4th quarter of 2002. The 4-cent increase in diluted earnings per share from 42 cents in the 4th quarter of 2002 to 46 cents during this quarter represents a 9.5% increase. The large difference in the percentage increase in net income when compared to the percentage increase in diluted earnings per share is due to the larger number of shares outstanding resulting from the acquisition of FirstService Bank during the first quarter of 2003. Third quarter net income is also up $193,000 relative to net income in the 3rd quarter of 2003.

For the year 2003, net income increased 19.7% to $43,354,000 compared to $36,234,000 for the year 2002. On a diluted earnings per share basis, net income is $1.78 compared to $1.64 in 2002, or an 8.5% increase. Our return on equity is 16.2% in 2003 compared to 17.4% during 2002, and return on average assets is 1.34% this year compared to 1.30% in 2002. The decrease in return on equity is again due to the additional capital resulting from the shares issued in the first quarter 2003 related to the acquisition of FirstService Bank.

In reviewing the balance sheet, total assets grew to $3.5 billion at year-end, an increase of 23% over total assets at 12/31/02. As we highlighted during our webcast on December 19th, 2003 was a busy year. In February, we completed our acquisition of FirstService Bank that added approximately $400 million in total assets. In September, we successfully completed the sale of Panasia Bank with approximately $220 million in assets. In December, we completed our acquisition of HomeTowne Heritage Bank and added approximately $165 million in total assets. Notwithstanding our acquisitions and divestiture, organic growth in total assets during 2003 was in excess of 10%.

Growth in total loans of 20.4% for the past year to $2.27 billion reflects loans acquired in the FirstService Bank and HomeTowne Heritage Bank acquisitions, as well as the reduction of loans from the Panasia Bank sale, the sale of our manufactured housing loan portfolio, and the securitization of mortgage loans. Excluding these items, organic loan growth was 11.4%. During the fourth quarter, we securitized approximately $81 million of residential mortgage loans, and during the first quarter, we securitized approximately $43 million of mortgage loans. All of the securitized loans were transferred to the investment portfolio. This strategy will continue to dampen loan growth figures as reported in our financials, but will provide the maximum flexibility in balance sheet management and pledging capabilities. Total deposits increased by $323 million or 15.3% over the past year to $2.44 billion. This growth is net of the effect of the Panasia Bank sale.

The net interest margin of 4.16% during 2003's fourth quarter declined by one basis point from 2003's third quarter. The net interest margin of 4.25% for the entire year was 16 basis points lower than 2002, but in line with our expectations. Unfortunately, we still see pressure on our margin as interest bearing assets continue to reprice downward and catch up to the lower costing interest-bearing liabilities that decreased at a faster rate in the earlier period of this low rate cycle. We have considered this pressure in our planning for 2004.

Provision for loan losses totaled $2,475,000 for the 4th quarter, an increase of $189,000 over the third quarter. For the year, provision for loan losses was $9,371,000, well in excess of our net loan charge-offs of $6,847,000. Mr. Moyer will provide more details regarding loan quality shortly.

Non-interest income, excluding investment securities gains and losses, was $11,926,000 in this year's 4th quarter, up $2,290,000, or 23.8% over 2002's 4th quarter amount of $9,636,000. For the year, non-interest income grew 14.6% to $41,654,000 over 2002. Growth in non-interest income for the quarter and for the year is primarily attributed to increased income from service charges on deposit accounts and other service charges and fees, but partially reduced by lower mortgage banking revenue.

Non-interest expense of $27,209,000 during the 4th quarter was $4,584,000 or 20.3% higher than the same period 2002. This increase is partially attributed to the inclusion of National Penn's newly acquired FirstService Bank division and to a smaller extent, the acquired HomeTowne Heritage Bank division, as noted earlier.

I'd now like to introduce Glenn Moyer, President of National Penn Bancshares.

Glenn:
------
Thank you. As Gary mentioned, total loans grew by 20.4% during 2003, with core growth excluding acquisitions, divestitures, and loan sales up 11.4%. This is strong growth considering the ever-increasing level of competition in our marketplace. We are hopeful that this growth is a reflection of an improving overall lending environment and current economic conditions. Our market area, while diverse, has been subject to many of the same weakened economic forces that were being experienced regionally and nationally. Therefore, we, like many of our peers, are cautiously optimistic in our concerns about the current and near term economic conditions and their effect on our loan volume as well as our overall credit quality.

We made steady progress during 2003 in the area of asset quality. Net charge-offs during 2003 were $6.8 million compared to $13.6 million during 2002. As a percent of total year-end loans, the net charge-offs for 2003 represented ..30%. This compares favorably to .72% in 2002 and .31% in 2001. Non-Performing Assets plus loans over 90 days delinquent were $14.7 million at 12/31/03, an improvement from $18.8 million as of September 30, 2003, and down from $15.9 million at 12/31/02. While we've reduced our loan loss provision commensurate with the improved credit quality as Gary mentioned, we remain well positioned in our overall Loan Loss Reserve. Our Loan Loss Reserve stands at $49.3 million, or 2.17% of Total Loans. Based on our current reserve, our coverage ratio of Non-Performing Assets is 334.5%. This compares to a coverage ratio of 244.1% at September 30, 2003.

Overall, our loan portfolio remains in good condition and we expect portfolio performance to be stable during 2004 and to remain at or close to year-end 2003 figures. As already mentioned, we're hopeful that the overall economy is indeed improving as we continue to monitor our portfolio diligently.

With that said, I will turn the microphone back to Wayne Weidner.

Wayne:
-----
To reinforce earlier comments, both acquisitions and divestitures have resulted in a very active year. Be assured that these activities have not sidetracked our focus on growing both fee income and net interest income. Indeed, it is a testament to the diligence of the National Penn employees and the employees of the newly acquired companies that we continue to seamlessly integrate acquired operations and at the same time extend our record of earnings and dividend growth.

On December 18, 2003, we announced an agreement to acquire Peoples First, Inc. of Oxford, PA. This acquisition is expected to close during the second quarter 2004 and add approximately $460 million in assets to National Penn. The location of Peoples' community offices will greatly enhance National Penn's existing franchise in Chester County and will improve our deposit market share to 2nd place in the county. Peoples also provides an entry into Cecil County, Maryland with their community office in Rising Sun. We are very excited about our pending partnership with Peoples First. Their management team has done an excellent job of energizing their company. They have the leadership talent to ensure that this expansion continues the National Penn tradition of high performance community offices that emphasize customer service.

In conclusion, we are very pleased with our performance during 2003 and with the performance of our common stock. NPBC shares produced a total return of 31.29% in 2003, assuming reinvestment of dividends. The total return of National Penn stock exceeds the total return of the S&P 500 index over the past 1-year, 5-year, and 15-year periods.

This concludes our planned remarks. We will now address questions that have been received during the course of our discussion.

QUESTIONS
This concludes our presentation. Thank you for joining us.


[LOGO OMITTED]
NATIONAL PENN BANCSHARES, INC.

                        4TH QUARTER 2003 EARNINGS WEBCAST

     This presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.

January 2004

                                    Overview

     o    Assets       $  3.51 Billion

     o    Deposits     $  2.44 Billion

     o    Loans        $  2.27 Billion

     o    Equity       $ 317.8 Million


#2 /January 2004

                              Financial Highlights
                                     4Q2003

                        12/31/2003       12/31/2002*
                     ----------------------------------

   Net Income       $    11,197,000     $    9,220,000     + 21.4%
   Diluted EPS      $          0.46     $         0.42     + 9.5%
   Cash Dividends   $          0.24     $         0.21     + 14.3%


        *Restated to include a 5% stock dividend issued September 30,2003


#3 /January 2004

                              Financial Highlights
                                  Year-to-Date
                                     4Q2003


                          12/31/2003        12/31/2002*
                        -------------------------------
     Net Income         $   43,354,000     $ 36,234,000         + 19.7%
     Diluted EPS        $         1.78     $       1.64         +  8.5%
     Cash Dividends     $         0.89     $       0.81         +  9.9%
     ROE                          16.2 %           17.4 %
     ROA                          1.34 %           1.30 %


       *Restated to include a 5% stock dividend issued September 30, 2003


#4 /January 2004

          The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").

          National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which National Penn will file with the SEC in connection with the proposed merger. This proxy statement/prospectus will contain important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

         Carl R. Fretz                      Sandra L. Spayd
         Vice Chairman and Secretary        Secretary
         Peoples First, Inc.                National Penn Bancshares, Inc.
         24 S. Third Street                 Philadelphia and Reading Avenues
         Oxford, PA  19363                  Boyertown, PA  19512
         Phone:  (610) 932-9294             Phone:  (610) 369-6202

          In addition to the proposed registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's and Peoples First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

          Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.